Exhibit 4.06

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 25, 2020, Wabash National Corporation (“we” or “our”) had one security registered under Section 12 of the Securities Exchange Act of 1934, as amended, common stock, $.01 par value per share. Our common stock is listed on The New York Stock Exchange.
Authorized and Outstanding Common Stock

We are authorized to issue up to 200,000,000 shares of common stock, par value $.01 per share, and up to 25,000,000 shares of preferred stock, par value $.01 per share.
Preferred Stock

Under the terms of our amended and restated certificate of incorporation (our “certificate of incorporation”), our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

▪	restricting dividends on the common stock;

▪	diluting the voting power of the common stock;

▪	impairing the liquidation rights of the common stock; and

▪	delaying or preventing a change in control of our company.
Dividends

Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors on our common stock, subject to any preferential dividend rights of outstanding preferred stock, and subject to any applicable contractual restrictions and limitations, including as a result of our current amended and restated credit facility.
Fully Paid and Non-Assessable

All shares of our outstanding common stock are fully paid and non-assessable.
Voting Rights

Holders of our common stock are entitled to attend all annual and special meetings of our stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our amended and restated bylaws, as amended (our “bylaws”), may be amended or repealed by the board of directors or by stockholders casting 66 2/3% of our outstanding stock.
Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive their ratable portion of our assets legally available for distribution after the payment of all debts and other liabilities and subject to the rights of outstanding preferred stock, if any.

Other Rights and Restrictions

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his, her or its shares of common stock.
Anti-Takeover Provisions

Organizational Documents.  Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders may only be taken if it is properly brought before the meeting or taken by written action in lieu of a meeting by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote were present and void. Our bylaws further provide that special meetings of stockholders may only be called by our President, board of directors, or chairperson of the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals and director nominations to be brought before an annual meeting of stockholders. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting actions that are favored by the holders of a majority of our outstanding voting securities.